

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2024

James Gernetzke
Chief Financial Officer
Exodus Movement, Inc.
15418 Weir Street, Suite #333
Omaha, NE 68137

> **Re: Exodus Movement, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed February 28, 2024**
> **File No. 000-56643**

Dear James Gernetzke:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Thomas J. Kim